AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 23, 2003
                                                REGISTRATION NO. 333-_____

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  NEXMED, INC.
             (Exact Name of Registrant as Specified in its Charter)

               NEVADA                                  87-0449967
    (State or Other Jurisdiction             (I.R.S. Employer Identification
         of Incorporation)                               Number)

                             350 CORPORATE BOULEVARD
                         ROBBINSVILLE, NEW JERSEY 08691
                                 (609) 208-9688
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                  VIVIAN H. LIU
                             350 CORPORATE BOULEVARD
                         ROBBINSVILLE, NEW JERSEY 08691
                                 (609) 208-9688
                           (609) 208-1868 (FACSIMILE)
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                   COPIES TO:

                              ROBERT L. KOHL, ESQ.
                          KATTEN MUCHIN ZAVIS ROSENMAN
                               575 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 940-8800
                            (212) 940-8776(FACSIMILE)


         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as possible after the Registration Statement becomes effective.

      If the only Securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

         If any of the Securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than Securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

         If this form is filed to register additional Securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c)under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

-------------------------------------------------------------------------------


                         CALCULATION OF REGISTRATION FEE

---------------------------- --------------------- ---------------------- ------------------------ ---------------------
                                                     Proposed Maximum        Proposed Maximum            Amount of
   Title of Shares to be         Amount to be       Aggregate Price Per     Aggregate Offering         Registration
        Registered                Registered             Share(1)                  Price                    Fee
---------------------------- --------------------- ---------------------- ------------------------ ---------------------
  Common Stock, $0.001 par       13,190,422(2)              $1.44              $18,994,207.68              $1,537
value (the "Common Stock")
---------------------------- --------------------- ---------------------- ------------------------ ---------------------


(1)      Pursuant to Rule 457(c) as of May 19, 2003.

(2) Pursuant to the terms of an Investor Rights Agreement dated as of April 21, 2003 among the registrant and the purchasers listed in the Schedule thereto, the registrant is registering a number of shares of Common Stock equal to 130% of the number of shares issuable upon full conversion of the Preferred Stock issued pursuant to a Preferred Stock and Warrant Purchase Agreement dated as of April 21, 2003 (1.30 x 5,100,082 shares) plus 100% of the shares issuable upon exercise of warrants issued concurrently with the Preferred Stock (4,398,826 shares). Pursuant to the terms of Purchase Agreements dated March 21, 2003, the registrant is registering 619,376 shares of its Common Stock as well as 464,532 additional shares issuable on exercise of warrants granted to the purchasers of Common Stock pursuant to the Purchase Agreements. The registrant is also registering 50,000 shares and 25,800 shares of its Common Stock issuable on exercise of warrants granted, respectively, in connection with the issuance of a promissory note and to a finder in connection with the Preferred Stock transaction referred to above. In addition, pursuant to the terms of a registration rights agreement dated June 11, 2002 the registrant is registering an aggregate of 1,001,780 additional shares which may be issuable upon conversion, or payment of accreted amounts under, our 5% Convertible Notes due November 30, 2005 as a result of the downward adjustment of the conversion price of such Convertible Notes.

These numbers of shares are subject to adjustment for, and this registration statement also covers such number of additional shares as are necessary to prevent dilution resulting from, stock splits, stock dividends, or similar events as specified in the terms of the Preferred Stock and the warrants.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS
                                  NEXMED, INC.
                                13,190,422 SHARES
                                  COMMON STOCK

         This prospectus relates to the resale, from time to time of up to 13,190,422 shares of Common Stock of NexMed, Inc., a Nevada corporation, all of which are being offered by the selling shareholders named in this prospectus.

         6,630,108 shares consist of shares of Common Stock issuable in connection with conversion of our Series B 8% Cumulative Convertible Preferred Stock (Preferred Stock) and payment of dividends thereon. 4,398,826 shares consist of shares of Common Stock issuable upon exercise of warrants with an exercise price of $1.4322 per share. Warrants were issued to the purchasers of the Preferred Stock. In addition, 619,376 shares consist of shares of Common Stock sold pursuant to the terms of Purchase Agreements dated March 21, 2003 and 464,532 shares consist of shares of Common Stock issuable upon exercise of warrants granted to the purchasers of Common Stock pursuant to the Purchase Agreements. An additional 50,000 shares and 25,800 shares of Common Stock consist of shares issuable on exercise of warrants granted, respectively, in connection with the issuance of a promissory note and to a finder in connection with the Preferred Stock transaction referred to above. 1,001,780 shares consist of additional shares which may be issuable upon conversion, or payment of accreted amounts under, our 5% Convertible Notes due November 30, 2005 (Convertible Notes)as a result of the downward adjustment of the conversion price of such Convertible Notes. See "Selling Shareholders" at page 17.

         Pursuant to the terms of an Investor Rights Agreement dated as of April 21, 2003 between the Company and the holders of the Preferred Stock, we agreed to register a number of shares of our Common Stock equal to 30% or 1,530,026 shares over and above the number of shares acquirable on conversion by the holders of the Preferred Stock on the date of issuance of the Preferred Stock (5,100,082 shares). Such additional percentage was chosen to allow for a reasonable number of additional shares of Common Stock that may be issuable in lieu of cash dividends on the Preferred Stock and resold by the selling shareholders.

         Although we will receive the exercise price of any warrants exercised by the selling shareholders, all net proceeds from the sale of the shares of Common Stock offered by this prospectus will go to the selling shareholders; we will not receive any proceeds from such sales. Assuming all of the warrants are exercised for cash, we would receive gross proceeds of approximately $7,379,000.

         Our Common Stock is listed on the Nasdaq Stock Market under the ticker symbol "NEXM". On May 19, 2003, the last reported sale price of our Common Stock was $1.48 per share.

                              ---------------------

         THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 6, IN DETERMINING WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

                              ---------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

WHERE YOU CAN FIND MORE INFORMATION ....................................    4

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ........................    4

INFORMATION ABOUT US ...................................................    5

RISK FACTORS ...........................................................    7

USE OF PROCEEDS ........................................................   16

SELLING SHAREHOLDERS ...................................................   17

PLAN OF DISTRIBUTION ...................................................   21

LEGAL MATTERS ..........................................................   24

EXPERTS ................................................................   24




                 The date of this prospectus is __________, 2003


         No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by NexMed, Inc., any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, and we have an internet website address at http:/www.nexmed.com. You may read and copy any document we file at the Securities and Exchange Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the Securities and Exchange Commission's web site at http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the Securities and Exchange Commission automatically will update and supersede such information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of the securities covered by this prospectus, as amended:

         (1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

         (2) Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003;

         (3)  Our Current Report on Form 8-K dated February 6, 2003;

         (4) Our definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2003;

         (5) The description of our articles of incorporation and bylaws, both contained in our Registration Statement on Form 10-SB (File No. 0-22245), dated March 14, 1997, including any amendment or report filed for the purpose of updating such information; and

         (6) The description of our securities contained in our Registration Statement on Form S-3 (File No. 333-46976), dated September 29, 2000, including any amendment or report filed for the purpose of updating such information.

      You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by writing or telephoning our executive offices at the following address:

                                  NexMed, Inc.
                             350 Corporate Boulevard
                         Robbinsville, New Jersey 08691
                          Attention: Ms. Vivian H. Liu
                                 (609) 208-9688

         You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of these shares in any state that prohibits such an offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the cover page of such documents.

         All references in this prospectus to "NexMed," the "Company," "us," "our," "registrant," or "we" include NexMed, Inc., a Nevada corporation, and any subsidiaries or other entities that we own or control. All references in this prospectus to "Common Stock" refer to our Common Stock, par value $.001 per share. All references in this prospectus to "warrants," refer to the warrants to purchase shares of our Common Stock held by the selling shareholders.

         The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus or incorporated by reference in this prospectus.

                              INFORMATION ABOUT US

         We have been in existence since 1987. Since 1994, we have positioned ourselves as a pharmaceutical and medical technology company with a focus on developing and commercializing therapeutic products based on proprietary delivery systems.

         We are currently focusing our efforts on new and patented topical pharmaceutical products based on a penetration enhancement drug delivery technology known as NexACT(R), which may enable an active drug to be better absorbed through the skin. The NexACT(R) transdermal drug delivery technology is designed to enhance the absorption of an active drug through the skin, overcoming the skin's natural barrier properties and enabling high concentrations of the active drug to rapidly penetrate the desired site of the skin or extremity. Successful application of the NexACT(R) technology would improve therapeutic outcomes and reduce gastrointestinal or other systemic side effects that often accompany oral medications.

         We intend to continue our efforts developing topical treatments including cream, gel, patch and tape, based on the application of NexACT(R) technology to drugs: (1) previously approved by the FDA, (2) with proven efficacy and safety profiles, (3) with patents expiring or expired and (4) with proven market track records and potential.

         We are focusing our application of the NexACT(R) technology to Alprox-TD(R) cream for the treatment of male erectile dysfunction. We are also developing Femprox(R) cream for female sexual arousal disorder. We have explored the application of the NexACT(R) technology to other drug compounds and delivery systems, and are in the early stages of developing new topical treatments for nail fungus, premature ejaculation, urinary incontinence, wound healing, and the prevention of nausea and vomiting associated with post-operative surgical procedures and cancer chemotherapy.

         Alprox-TD(R) is an alprostadil-based cream treatment intended for patients with mild, moderate or severe erectile dysfunction. Our clinical studies have demonstrated that NexACT(R) enhancers promote the rapid absorption of alprostadil and improve clinical responses. In December 2002, we completed our two pivotal Phase 3 studies for Alprox-TD(R), which tested over 1,300 patients at 82 sites throughout the U.S. The two pivotal studies were randomized, double-blind, placebo-controlled, and designed to confirm the efficacy and safety of Alprox-TD(R) in patients with various degrees of erectile dysfunction. We are currently reviewing and analyzing the data from the two pivotal studies and anticipate announcing the preliminary results during second quarter of 2003.

         In March 2002, we initiated a Phase 3 open-label study for Alprox-TD(R). The purpose of the new study was to confirm the safety of Alprox-TD(R) on a longer term basis and included new patients as well as those who completed testing in one of the two pivotal Phase 3 studies and elected to continue using Alprox-TD(R) for an additional period. In November 2002, we halted the open-label study of Alprox-TD(R) due to FDA concerns about results of our 26-week transgenic mice study. In January 2003, we met with the FDA and successfully addressed their issues regarding the results of the transgenic mice study and in February 2003, we were cleared by the FDA to continue with the open-label study of Alprox-TD(R). However, it remains to be determined by the FDA if any data from the halted study can be used for our filing of the New Drug Application ("NDA") for Alprox-TD(R). Assuming that we do not include the data from the halted study and that we have financing to initiate a new open-label study by July 2003, we anticipate that we will file the NDA during the first half of 2004. Completion of the open-label study is not a prerequisite for our NDA submission; however, it is possible that we may not have successful clinical results or receive FDA approval on a timely basis, if at all.

         In April 2002, Alprox-TD(R) was launched in Hong Kong under the Befar(R) trademark. The product, which has been selling in China since October 2001, is manufactured and marketed by a local affiliate of Vergemont International Limited, our Asian licensee. We receive from our Asian licensee royalty payments and payments for manufacturing supplies in connection with the distribution of Befar(R) in China and will receive such payments in other Asian markets once Befar(R) is approved for marketing in such other markets. Befar(R), along with the currently approved oral erectile dysfunction product, are currently classified in China as controlled substances, and their distribution is limited to prescription by certain urologists and dispensing through hospitals. In addition, China has a limited number of patients who can afford erectile dysfunction treatments. In December 2002, our Asian licensee entered into a licensing agreement with CJ Corporation, one of the five largest pharmaceutical companies in South Korea. Pursuant to the terms of the agreement, CJ Corporation will develop, file for regulatory approval, market and distribute Befar(R) in South Korea. Our Asian licensee also has an NDA pending with the Health Science Authority for approval to market the product in Singapore.

         Femprox(R) is an alprostadil-based cream product intended for the treatment of female sexual arousal disorder. We have completed the testing of 98 patients for a Phase 2 clinical study with Femprox(R). This multi-center at home use study is randomized, double-blind, placebo-controlled, and designed to investigate the efficacy and safety of the Femprox(R) cream in pre-menopausal women diagnosed with female sexual arousal disorder. We intend to continue with the clinical development of Femprox(R) pending the availability of financing and/or a partnering agreement.

         We are working with various pharmaceutical companies in order to explore the introduction of NexACT(R) into their existing drugs as a means of developing new patient-friendly topical products and extending patent lifespans. In August 2002, we entered into a research and development agreement with a major Japanese pharmaceutical company. Pursuant to the terms of this agreement, we will develop a new tape/patch treatment for urinary dysfunction which incorporates the Japanese partner's proprietary drug compound with the NexACT(R) technology. We received an upfront payment of 10 million Japanese Yen (approximately $90,000) with future periodic payments of up to 40 million Japanese Yen (approximately $360,000) to be made based on the achievement of certain development milestones. We will also retain the right to manufacture and commercialize the new product worldwide except in Japan. We anticipate that we will enter into additional R&D agreements during 2003 but we cannot assure you that we will be able to conclude any arrangement on a timely basis, if at all, or on terms acceptable to us.

         Another product, which we have developed, is the Viratrol(R) device, a therapeutic medical device for the treatment of herpes simplex diseases without the use of drugs. The Viratrol(R) device is hand-held, non-invasive, and designed to treat herpes simplex lesions. The device topically delivers a minute electrical current to an infected site and may block lesions from forming and/or shorten healing time once lesions develop. The development program for the Viratrol(R) device is on hold pending our entering into a partnering agreement.


                                  RISK FACTORS

RISKS RELATED TO THE COMPANY

WE HAVE A NEED FOR ADDITIONAL FINANCING.

         We are currently continuing with the development of Alprox-TD(R), but have put on hold the development of Femprox(R) and other pipeline products, pending the availability of additional financing. Our cash position as of April 30, 2003 is approximately $900,000, following successful completion of a private placement of the Preferred Stock, yielding net proceeds to us of approximately $7,350,000. At closing, $4 million of the proceeds were placed in escrow to fund any potential redemption by the purchasers to which they may be entitled if the results from our two pivotal Phase 3 studies for Alprox-TD(R) are not determined to be satisfactory by June 16, 2003. This placement has enabled us to resume research and development of Alprox-TD(R) at a consistent level. We have been actively seeking financing from the sale of equity or issuance of debt from private and public sources as well as from collaborative licensing and/or marketing arrangements with third parties, and since December 31, 2002, we have raised approximately $10 million net through the sale of the Preferred Stock, the exercise of warrants to purchase shares of our common stock and the issuance by the Company of notes, common stock and warrants to purchase shares of common stock. Our anticipated cash requirements for Alprox-TD(R) through the NDA filing in the first half of 2004 will be approximately $15 million. Completion of the open-label study is not a prerequisite for our NDA submission. We may not be able to arrange for the financing of the balance of that amount, and in that event if we are not successful in entering into a licensing agreement for Alprox-TD(R), we may be required to discontinue the development of Alprox-TD(R).

OUR STOCK MAY BE DELISTED FROM NASDAQ, WHICH MAY MAKE IT MORE DIFFICULT FOR US TO SELL YOUR SHARES.

         Currently, our common stock trades on the Nasdaq National Market. During the past year, our stock, at times, traded below $1.00 per share. NASD Marketplace Rule 4450(b) provides for continued listing rules and a company who lists on the Nasdaq National Market must meet all of the requirements under at least one continued listing standard to maintain its listing. If a company failures to meet the continued listing requirements, it faces possible delisting from the Nasdaq National Market.

         On December 31, 2002, we received notification from the NASD that our common stock had closed below the minimum $1.00 per share required for continued inclusion on the Nasdaq for a period of more than thirty consecutive trading days. In its notification, the NASD informed us that we had 90 calendar days, or until March 31, 2003, to comply with NASD Marketplace Rule 4450(a)(5). In order to comply with this rule, the bid price of our common stock must close at $1.00 per share or more for a minimum of ten consecutive trading days at any time before March 31, 2003. As of February 11, 2003, the closing bid price of our common stock had remained equal to $1.00 per share or greater for more than ten consecutive trading days. On January 29, 2003, we received affirmative notification from Nasdaq that we had regained compliance with Rule 4450(a)(5), and that the matter was therefore closed.

         As of December 31, 2002, our Stockholders' Equity was $3.6 million, which is below the $10 million as required by Rule 4450(a)(1). On April 8, 2003 we received a notification from the NASD regarding this matter and, on April 22, 2003, following completion of our Preferred Stock offering, we responded to the NASD and requested that we be given an additional period of time to remedy the situation before facing possible delisting from the Nasdaq National Market.

         On May 20, 2003, Nasdaq denied our request for an additional period of time to remedy the situation, and notified us that our securities will be delisted from The Nasdaq National Market at the opening of business on May 29, 2003 unless we file a hearing request with its Listing Qualifications Panel before the end of business on May 27, 2003. We intend to file the request for a hearing before the Nasdaq Listing Qualifications Panel to appeal the staff determination. Our stock will continue to be traded on the Nasdaq National Market pending the final decision by Nasdaq. A hearing date has not yet been set by Nasdaq. There can be no assurance that the Nasdaq Qualifications Panel will decide to allow us to remain listed or that our actions will prevent the delisting of our common stock from the Nasdaq National Market.

         If we were to be delisted from the Nasdaq National Market, our common stock would be listed on the Nasdaq SmallCap Market, assuming we meet those listing requirements. If we fail to meet the Nasdaq SmallCap listing requirements, our stock would be considered a penny stock under regulations of the Securities and Exchange Commission and would therefore be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the common stock and your ability to sell our securities in the secondary market. In addition, if we fail to obtain a SmallCap listing, we will be subject to cash penalties under the Investor Rights Agreement until a listing is obtained.

WE CONTINUE TO INCUR OPERATING LOSSES.

         Our current business operations began in 1994 and we have a limited operating history. We may encounter delays, uncertainties and complications typically encountered by development stage businesses. We have generated minimal revenues from the limited sales of Befar(R) in Asia and our existing research and development agreement with our Japanese partner, and have not marketed or generated revenues in the U.S. from our products under development. We are not profitable and have incurred an accumulated deficit of $71,439,296 since our inception and through March 31, 2003. Our current ability to generate revenues and to achieve profitability and positive cash flow will depend on the successful commercialization of our products currently under development. Thus far, we have generated only minimal revenues from the limited sales of Befar(R) in Asia and from the research and development agreement with our Japanese partner, and have not marketed or generated revenues in the U.S. from our products under development. However, even if we eventually generate revenues from sales of our products currently under development, we expect to incur significant operating losses over the next several years.

OUR INDEPENDENT ACCOUNTANTS HAVE DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN FOR A REASONABLE PERIOD OF TIME.

         As a result of our losses to date, working capital deficiency and accumulated deficit, there is substantial doubt as to our ability to continue as a going concern for a reasonable period of time, and accordingly, our independent accountants have modified their report on our December 31, 2002 consolidated financial statements included in our annual report on Form 10-K in the form of an explanatory paragraph describing the events that have given rise to this uncertainty. Our continuation is based on our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. Our independent auditors' going concern qualification may make it more difficult for us to obtain additional funding to meet our objectives. We anticipate that we will continue to incur significant losses until successful commercialization of one or more of our products, and we may never operate profitably in the future.

WE WILL NEED SIGNIFICANT FUNDING TO COMPLETE OUR RESEARCH AND DEVELOPMENT
EFFORTS.

         Our research and development expenses for the years ended December 31, 2002, 2001, and 2000 were $21,615,787, $12,456,384, and $6,892,283, respectively. Since January 1, 1994, when we repositioned ourselves as a medical and pharmaceutical technology company, and through March 31, 2003 we have spent $52,550,682 on research and development. We anticipate that our expenses for research and development will not increase in 2003. Given our current level of cash reserves and low rate of revenue generation, we will not be able to fully advance the development of our products unless we raise additional cash through financing from the sale of our securities and/or through partnering agreements. If we are successful in entering partnering agreements for our products under development, we will receive milestone payments, which will offset some of our research and development expenses.

         As indicated above, our anticipated cash requirements for Alprox-TD(R) through the NDA filing in the first half of 2004, will be approximately $15 million. Completion of the open label study is not a prerequisite for our NDA filing. We may not be able to arrange for the financing of all of that amount, and in that event if we are not successful in entering into a licensing agreement for Alprox-TD(R), we may be required to discontinue the development of Alprox-TD(R).

         We will also need significant funding to pursue our product development plans. In general, our products under development will require significant time-consuming and costly research and development, clinical testing, regulatory approval and significant additional investment prior to their commercialization. The research and development activities we conduct may not be successful; our products under development may not prove to be safe and effective; our clinical development work may not be completed; and the anticipated products may not be commercially viable or successfully marketed. Commercial sales of our products cannot begin until we receive final FDA approval. The earliest time for such final approval of the first product which may be approved, Alprox-TD(R), is sometime in early 2005. We intend to focus our current development efforts on the Alprox-TD(R) cream treatment, which is in the late clinical development stage.

PRE-CLINICAL AND CLINICAL TRIALS ARE INHERENTLY UNPREDICTABLE. IF WE DO NOT SUCCESSFULLY CONDUCT THESE TRIALS, WE MAY BE UNABLE TO MARKET OUR PRODUCTS.

         Through pre-clinical studies and clinical trials, we must demonstrate that our products are safe and effective for their indicated uses. Results from pre-clinical studies and early clinical trials may not allow us to predict results in later-stage testing. Our future clinical trials may not demonstrate the safety and effectiveness of any of our products or may not result in regulatory approval to market our products. The failure of the FDA to approve our products for commercial sales will have a material adverse effect on our prospects.

PATENTS AND INTELLECTUAL PROPERTY RIGHTS ARE IMPORTANT TO US BUT COULD BE CHALLENGED.

         Proprietary protection for our pharmaceutical products is of material importance to our business in the U.S. and most other countries. We have and will continue to seek proprietary protection for our products to attempt to prevent others from commercializing equivalent products in substantially less time and at substantially lower expense. Our success may depend on our ability to (1) obtain effective patent protection within the U.S. and internationally for our proprietary technologies and products, (2) defend patents we own, (3) preserve our trade secrets, and (4) operate without infringing upon the proprietary rights of others.

         We have nine U.S. patents either acquired or received out of a series of patent applications that we have filed in connection with our NexACT(R) technology and our NexACT-based products under development, such as Alprox-TD(R) Femprox(R), and our non-steroidal anti-inflammatory cream. We have three U.S. patents issued on the Viratrol(R) device and one patent application pending with respect to the technology, inventions and improvements that are significant to the Viratrol(R) device. To further strengthen our global patent position on our proprietary products under development, and to expand the patent protection to other markets, we have filed under the Patent Cooperation Treaty, corresponding international applications for our issued U.S. patents and pending U.S. patent applications.

         The following table identifies our nine U.S. patents issued for NexACT(R) technology and/or our NexACT-based products under development, and the year of expiration for each patent:


Patent Name                                                                                Expiration Date
-----------                                                                                ---------------
Topical Compositions Containing Prostaglandin E1                                           2019

Prostaglandin Composition and Methods of Treatment of Male Erectile Dysfunction            2020

Compositions and Methods for Amelioration of Human Female Sexual Dysfunction               2017

Topical Compositions for PGE1 Delivery                                                     2017

Topical Compositions for Non-Steroidal Anti-Inflammatory Drug Delivery                     2017

Biodegradable Absorption Enhancers                                                         2009

Biodegradable Absorption Enhancers                                                         2008

Medicament Dispenser                                                                       2019

Crystalline Salts of dodecyl 2-(N, N-Dimethylamino)                                        2019


         While we have obtained patents and have several patent applications pending, the extent of effective patent protection in the U.S. and other countries is highly uncertain and involves complex legal and factual questions. No consistent policy addresses the breadth of claims allowed in or the degree of protection afforded under patents of medical and pharmaceutical companies. Patents we currently own or may obtain might not be sufficiently broad to protect us against competitors with similar technology. Any of our patents could be invalidated or circumvented.

         There have been patents issued to others such as Vivus, Inc. and MacroChem Corporation on the use of alprostadil for the treatment of male or female sexual dysfunction. While we believe that our patents will prevail in any potential litigation, the holders of these competing patents could determine to commence a lawsuit against us and even prevail in any such lawsuit. Litigation could result in substantial cost to and diversion of effort by us, which may harm our business. In addition, our efforts to protect or defend our proprietary rights may not be successful or, even if successful, may result in substantial cost to us.

WE DEPEND UPON THIRD PARTY MANUFACTURERS FOR OUR CHEMICAL MANUFACTURING
SUPPLIES.

         In 2002, we completed the construction of a 31,500 square foot industrial facility, located in East Windsor, New Jersey, which we are in the process of developing and validating as a manufacturing facility designed to meet the Good Manufacturing Practice (GMP) standards required by the FDA. We anticipate that our manufacturing facility will have the capacity to meet our anticipated needs for full-scale commercial production. Initially, we are utilizing the facility to manufacture Alprox-TD(R) and other NexACT(R)-based products under development for continuing clinical testing purposes.

         In this regard, we depend on third party chemical manufacturers for alprostadil, the active drugs in Alprox-TD(R) and in other NexACT-based products under development, and for the supply of our NexACT(R) enhancers that are essential in the formulation and production of our topical products on a timely basis and at satisfactory quality levels. If our validated third party chemical manufacturers fail to produce quality products on time and in sufficient quantities, our results would suffer, as we would encounter costs and delays in revalidating new third party suppliers.

WE FACE SEVERE COMPETITION.

         We are engaged in a highly competitive industry. We expect increased competition from numerous existing companies, including large international enterprises, and others entering the industry. Most of these companies have greater research and development, manufacturing, marketing, financial, technological, personnel and managerial resources. Acquisitions of competing companies by large pharmaceutical or healthcare companies could further enhance such competitors' financial, marketing and other resources. Competitors may complete clinical trials, obtain regulatory approvals and commence commercial sales of their products before we could enjoy a significant competitive advantage. Products developed by our competitors may be more effective than our products.

         Certain treatments for erectile dysfunction, such as needle injection therapy, vacuum constriction devices, penile implants, transurethral absorption and oral medications, currently exist, have been approved for sale in certain markets and are being improved. Currently known products for the treatment of erectile dysfunction developed or under development by our competitors include the following: (1) Caverject(R), Pharmacia & Upjohn Company's needle injection therapy; (2) Viagra(R), Pfizer, Inc.'s oral product to treat erectile dysfunction; and (3) Muse(R), Vivus, Inc.'s device for intra-urethral delivery of a suppository containing alprostadil. In addition, the following products are currently under development: (1) Topiglan(R), a topical treatment containing alprostadil based on a proprietary drug delivery system under development by MacroChem Corporation; (2) Cialis(R), an oral formulation to be marketed in the U.S. through a joint venture between ICOS and Eli Lilly & Co; (3) Uprima(R), an oral medication to be marketed in the U.S. by TAP Pharmaceuticals, a joint venture between Takeda Pharmaceuticals Japan and Abbott Laboratories; and (4) Levitra(R), an oral medication to be marketed through a collaborative effort of Bayer AG and GlaxoSmithKline, Inc.

WE WILL NEED TO PARTNER TO OBTAIN EFFECTIVE SALES, MARKETING AND DISTRIBUTION.

         We currently have no sales force or marketing organization and will need, but may be unable, to attract and retain qualified or experienced marketing and sales personnel. We will need to secure a marketing partner who is able to devote substantial marketing efforts to achieve market acceptance for our proprietary products under development. The marketing partner will need to spend significant funds to inform potential customers, including third-party distributors, of the distinctive characteristics and benefits of our products. Our operating results and long term success will depend, among other things, on our ability to establish (1) successful arrangements with domestic and international distributors and marketing partners and (2) an effective internal marketing organization. We have engaged in discussions with several large pharmaceutical companies regarding a strategic partnership for the Alprox-TD(R) cream but we may not be able to conclude an arrangement on a timely basis, if at all, or on terms acceptable to us.

         In Asia, our subsidiary, NexMed International Limited, and our Asian licensee, Vergemont International Limited, entered into a license agreement in 1999 pursuant to which (1) Vergemont International Limited has an exclusive right to manufacture and to market in Asian Pacific countries, our Alprox-TD(R), Femprox(R) and three other of our proprietary products under development, and
(2) we receive a royalty on sales and supply, on a cost plus basis, the NexACT(R) enhancers that are essential in the formulation and production of our proprietary topical products. In 2002 and in the first quarter of 2003, we recorded only modest payments from our Asian licensee for royalties on sales of Befar(R) in China and Hong Kong and for manufacturing supplies purchased from us.

WE MAY BE SUBJECT TO POTENTIAL PRODUCT LIABILITY CLAIMS, CREATING RISK AND EXPENSE.

         We are exposed to potential product liability risks inherent in the development, testing, manufacturing, marketing and sale of human therapeutic products. Product liability insurance for the pharmaceutical industry is extremely expensive, difficult to obtain and may not be available on acceptable terms, if at all. We currently have liability insurance to cover claims related to our products that may arise from clinical trials, with coverage of $1 million for any one claim and coverage of $3 million in total, but we do not maintain product liability insurance and we may need to acquire such insurance coverage prior to the commercial introduction of our products. If we obtain such coverage, we have no guarantee that the coverage limits of such insurance policies will be adequate. A successful claim against us if we are uninsured, or which is in excess of our insurance coverage, if any, could have a material adverse effect upon us and on our financial condition.

INDUSTRY RISKS

WE ARE VULNERABLE TO VOLATILE MARKET CONDITIONS.

         The market prices for securities of biopharmaceutical and biotechnology companies, including ours, have been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, future announcements, such as the results of testing and clinical trials, the status of our relationships with third-party collaborators, technological innovations or new therapeutic products, governmental regulation, developments in patent or other proprietary rights, litigation or public concern as to the safety of products developed by us or others and general market conditions, concerning us, our competitors or other biopharmaceutical companies, may have a significant effect on the market price of our common stock.

The following table sets forth the range of high and low bid prices of our Common Stock for the calendar quarters indicated. The quotes listed below reflect inter-dealer prices or transactions solely between market-makers, without retail mark-up, mark-down or commission and may not represent actual transactions.


                              High Bid Price                 Low Bid Price
                              --------------                 -------------
2000
----
First Quarter                 $22.250                        $3.563
Second Quarter                $14.875                        $6.375
Third Quarter                 $19.437                        $9.062
Fourth Quarter                $19.625                        $4.875

2001
----
First Quarter                 $10.250                        $3.812
Second Quarter                $6.140                         $3.800
Third Quarter                 $5.360                         $2.220
Fourth Quarter                $3.520                         $2.250

2002
----
First Quarter                 $4.860                         $2.360
Second Quarter                $5.000                         $2.400
Third Quarter                 $2.550                         $1.670
Fourth Quarter                $1.820                         $0.400

2003
----
First Quarter                 $1.990                         $0.800
Second Quarter (to            $1.640                         $1.120
May 19)


WE ARE SUBJECT TO NUMEROUS AND COMPLEX GOVERNMENT REGULATIONS.

         Governmental authorities in the U.S. and other countries heavily regulate the testing, manufacture, labeling, distribution, advertising and marketing of our proposed products. None of our proprietary products under development has been approved for marketing in the U.S. Before we market any products we develop, we must obtain FDA and comparable foreign agency approval through an extensive clinical study and approval process.

         The studies involved in the approval process are conducted in three phases. In Phase 1 studies, researchers assess safety or the most common acute adverse effects of a drug and examine the size of doses that patients can take safely without a high incidence of side effects. Generally, 20 to 100 healthy volunteers or patients are studied in the Phase 1 study for a period of several months. In Phase 2 studies, researchers determine the drug's efficacy with short-term safety by administering the drug to subjects who have the condition the drug is intended to treat, assess whether the drug favorably affects the condition, and begin to identify the correct dosage level. Up to several hundred subjects may be studied in the Phase 2 study for approximately 6 to 12 months, depending on the type of product tested. In Phase 3 studies, researchers further assess efficacy and safety of the drug. Several hundred to thousands of patients may be studied during the Phase 3 studies for a period of from 12 months to several years. Upon completion of Phase 3 studies, a NDA is submitted to the FDA or foreign governmental regulatory authority for review and approval.

         Because we intend to sell and market our products outside the U.S., we will be subject to foreign regulatory requirements governing the conduct of clinical trials, product licensing, pricing and reimbursements. These requirements vary widely from country to country. Our failure to meet each foreign country's requirements could delay the introduction of our proposed products in the respective foreign country and limit our revenues from sales of our proposed products in foreign markets.

         Successful commercialization of our products may depend on the availability of reimbursement to the consumer from third-party healthcare payers, such as government and private insurance plans. Even if we succeed in bringing one or more products to market, reimbursement to consumers may not be available or sufficient to allow us to realize an appropriate return on our investment in product development or to sell our products on a competitive basis. In addition, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental controls. In the U.S., federal and state agencies have proposed similar governmental control and the U.S. Congress has recently considered legislative and regulatory reforms that may affect companies engaged in the healthcare industry. Pricing constraints on our products in foreign markets and possibly in the U.S. could adversely affect our business and limit our revenues.

WE ARE SUBJECT TO ENVIRONMENTAL LAW COMPLIANCE.

         Most of our manufacturing and certain research operations are or will be affected by federal, state and local environmental laws. We have made, and intend to continue to make, necessary expenditures for compliance with applicable laws. While we must predict with certainty the future operating costs for environmental compliance, we do not believe they will have a material effect on our capital expenditures, earnings or competitive position.

RISKS RELATED TO THE OFFERING

WE DO NOT EXPECT TO PAY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

         Although our shareholders may receive dividends if, as and when declared by our board of directors, we do not intend to pay dividends on our Common Stock in the foreseeable future. Full cumulative dividends on our Preferred Stock must be paid before any dividends are permitted to be paid on Common Stock. Therefore, you should not purchase our Common Stock if you need immediate or future income by way of dividends from your investment.

WE MAY ISSUE ADDITIONAL SHARES OF OUR CAPITAL STOCK THAT COULD DILUTE THE VALUE OF YOUR SHARES OF COMMON STOCK.

         We are authorized to issue 90,000,000 shares of our capital stock, consisting of 80,000,000 shares of our Common Stock and 10,000,000 shares of our preferred stock of which 1,000,000 is designated as Series A Junior Participating Preferred Stock. As of April 30, 2003, 28,968,160 shares of our Common Stock and 800 shares of Preferred Stock were issued and outstanding, and 18,437,884 shares of our Common Stock were issuable upon the exercise of options, warrants, or other convertible securities (including the Preferred Stock and warrants held by the selling shareholders).

         In light of our need for additional financing, we may issue authorized and unissued shares of Common Stock at below current market prices or additional preferred stock that could dilute the earnings per share and book value of your shares of our Common Stock.

THE PROVISIONS OF NOTES PREVIOUSLY ISSUED WOULD SUBJECT OUR SHAREHOLDERS TO FURTHER DILUTION IF WE WERE TO ISSUE COMMON STOCK AT PRICES BELOW MARKET OR BELOW THE CONVERSION PRICE IN SUCH NOTES OR PREPAY ACCRUED AMOUNTS OR PRINCIPAL THROUGH REQUIRED CONVERSIONS.

         In addition to provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events, our convertible notes provide (with certain exceptions) for an adjustment of the conversion price if we issue shares of common stock at prices lower than the conversion price or the then prevailing market price. This means that if we need to raise equity financing at a time when the market price for our common stock is lower than the conversion price, or if we need to provide a new equity investor with a discount from the then prevailing market price, then the conversion price will be reduced and the dilution to shareholders increased. In addition, we are permitted (with certain exceptions) to require conversion of up to $250,000 principal amount of such notes every month. If we do so, the notes would convert valuing our common stock at a price equal to 90% of then average market value, which would result in additional dilution. The same formula (with the same dilutive result) applies if accreted amounts are "paid" in our common stock rather than in cash, at our election.


                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares of Common Stock offered by this prospectus. All proceeds from the sale of the shares covered by this prospectus will be for the account of the selling shareholders named herein. See "Selling Shareholders" and "Plan of Distribution." However, assuming all of the warrants are exercised by the selling shareholders, and that "cashless exercise" provisions of the warrants are not utilized, we would receive approximately $7,379,000 in gross proceeds from those exercises. Any such proceeds will be used for working capital purposes.

                              SELLING SHAREHOLDERS

         The shares covered by this prospectus will be issued upon the conversion of Preferred Stock, payment of Preferred Stock dividends in shares of Common Stock, the conversion of our Convertible Notes and/or payment of accreted amounts thereunder in shares of Common Stock, and the exercise of warrants to purchase shares of Common Stock. There are also included shares of Common Stock received upon exercise of warrants. This prospectus covers only the resale of such shares by selling shareholders. The number of shares of Common Stock that may be actually sold by the selling shareholders will be determined by such selling shareholders.

         The selling shareholders are the persons and/or entities listed in the table below who own Common Stock, Preferred Stock, convertible notes or warrants to purchase shares of our Common Stock. We are registering for the 25 selling shareholders named herein, an aggregate of 13,190,422 shares of Common Stock.

         Pursuant to a purchase agreement dated April 21, 2003 among us, SDS Merchant Fund, L.P. and the other parties named therein, we issued and sold to such selling shareholders on that date, for an aggregate purchase price of $8,000,000:

         800 shares of Series B 8% Cumulative Convertible Preferred Stock, convertible into shares of our Common Stock at a conversion price of $1.5686 per share, subject to adjustment; and

         purchase warrants to purchase an aggregate of 4,398,826 shares of our Common Stock at an initial exercise price of $1.4322 per share, subject to adjustment.

         The Preferred Stock and related warrants provide for proportionate adjustments in the event of stock splits, stock dividends and reverse stock splits.

         Pursuant to the terms of an Investor Rights Agreement dated as of April 21, 2003 between the Company and the holders of the Preferred Stock and warrants, we agreed to register a number of shares of our Common Stock equal to 30% or 1,530,026 shares over and above the number of shares acquirable by the holders of the Preferred Stock on the date of issuance of the Preferred Stock (5,100,082 shares). Such additional percentage was chosen to allow for the resale by the selling shareholders of a reasonable number of additional shares of common stock that may be issuable to the selling shareholders as dividends on the Preferred Stock.

         Pursuant to the terms of a registration rights agreement dated June 11, 2002, we agreed to register for resale shares that the two holders of our Convertible Notes would receive on conversion of the Convertible Notes. Resale of such shares has been registered on a registration statement filed with, and declared effective by, the Securities and Exchange Commission. Pursuant to the anti-dilutive provisions of the Convertible Notes and a separate agreement with such holders, we have been required to adjust downward the conversion rate of the Notes, resulting in a greater number of shares of Common Stock becoming issuable on conversion. We are registering an additional 1,001,780 shares of our Common Stock in order to remain in compliance with the terms of such registration rights agreement.

         In connection with the sale of the Preferred Stock we paid a finder's fee to Tail Wind Advisory and Management Ltd. of $406,000. In addition, we paid $15,000 to one placement agent and $70,000 and warrants to purchase 25,800 shares of our common stock at an exercise price of $1.94 per share to another placement agent. The finders fee and commissions were paid 50% at closing, with the remaining 50% payable upon the release of the escrowed funds. Subsequent to the closing of the sale of the Preferred Stock and warrants, two of the selling shareholders assigned a portion of their Preferred Stock and warrants to Paul Scharfer, also a selling shareholder.

         Pursuant to the terms of Purchase Agreements dated March 21, 2003, we sold 619,376 shares of Common Stock and warrants to purchase an additional 464,532 shares of Common Stock. In addition, we granted warrants to purchase 50,000 shares of our Common Stock to the purchaser of a promissory note in March, 2003.

         No proceeds can be expected to be received from the exercise of the warrants unless the market price of our common stock is higher than the applicable exercise prices.

         No commissions are payable by us or the holders of the Preferred Stock, the Convertible Notes and the warrants in connection with a conversion or exercise.

         Under the terms of the Investor Rights Agreement referred to above, the number of shares being registered for resale is one hundred and thirty percent of the number of shares necessary to convert the Preferred Stock into common stock in full at the initial conversion price, plus the number of shares underlying the warrants. Thus, the shares of common stock covered under this prospectus include all shares which may be resold by certain holders of our Common Stock and be issued (i) upon conversion of the Preferred Stock, (ii) in payment of dividends on the Preferred Stock in the case where such amounts are paid in shares of Common Stock, and (iii) upon exercise of warrants.

         The following table sets forth, as of May 1, 2003: (1) the name of each selling shareholder, (2) the number and percentage of shares of our Common Stock beneficially owned by each selling shareholder, including the number of shares purchasable upon conversion of Preferred Stock or Convertible Notes and exercise of options or warrants, (3) the maximum number of shares of Common Stock which the selling shareholders can sell pursuant to this prospectus and (4) the number and percentage of shares of Common Stock that the selling shareholders would own if they sold all their shares registered by this prospectus. Each selling shareholder will receive all of the net proceeds from the sale of its shares of Common Stock offered by this prospectus.

         Because the selling shareholders may sell all or part of their shares of Common Stock pursuant to this prospectus and this offering is not being underwritten on a firm commitment basis, we cannot estimate the number and percentage of shares of Common Stock that the selling shareholders will hold in the aggregate at the end of the offering covered by this prospectus.



                                                     PERCENTAGE        NUMBER OF
                                                      OF CLASS          SHARES              NUMBER OF           PERCENTAGE OF
                                                     OWNED BY          OF COMMON            SHARES OF         CLASS TO BE OWNED
        NAME OF                                      THE SELLING         STOCK             COMMON STOCK         BY THE SELLING
        SELLING             NUMBER OF SHARES OF      SHAREHOLDER     BEING REGISTERED      TO BE OWNED          SHAREHOLDER
      SHAREHOLDER           COMMON STOCK OWNED       BEFORE THIS        BY THIS              AFTER THIS           AFTER THIS
          (1)               BEFORE THIS OFFERING     OFFERING (3)      PROSPECTUS            OFFERING            OFFERING (7)
      -----------           --------------------     ------------      ----------            --------            ------------
                                                      (3)

     SDS Merchant                 1,781,046(2)           3.13%        2,067,926(5)                 0                 *
     Fund, LP

     North Sound                  1,591,300(2)           2.81%        1,847,618(5)                 0                 *
     Legacy
     Institutional
     Fund LLC

     North Sound                  1,555,215(2)           2.74%        1,805,719(5)                 0                 *

     Legacy
     International
     Ltd.

     BayStar                      1,187,364(2)           2.11%        1,378,617(5)                 0                 *
     Capital II, LP

     The Tail Wind                2,646,688(2)(4)        7.32%        1,628,594(5)(6)      1,467,286(8)             4.77%
     Fund Ltd.

     Solomon                        562,692(2)(4)        1.69%          338,217(5)(6)        327,209(9)             1.09%
     Strategic
     Holdings, Inc.

     Midsummer                      593,682(2)           1.07%          689,309(5)                 0                 *
     Investment,
     Ltd.

     The Leonard                    348,047(2)            *             275,724(5)           110,574(10)             *
     and Dena
     Oppenheim
     Revocable
     Trust

     Robert C.                      190,736(2)            *             137,861(5)            72,000(11)             *
     Ciricilo

     Charles Duck,                  155,036(2)            *             137,861(5)            36,300(12)             *
     Jr., IRA
     Rollover
     Account

     Christopher                    288,104(2)            *             206,792(5)           110,000(12)             *
     H. Berg
     Revocable
     Trust

     Sysorex                        327,736(2)            *             137,861(5)           209,000(12)             *
     International
     Inc.

     Laurence Zalk                  147,736(2)            *             137,861(5)            29,000(12)             *

     Clarion                        512,504(2)           1.35%          275,724(5)           275,031(13)             *
     Capital
     Corporation

     Clarion                        244,882(2)            *             220,578(5)            54,904(14)             *
     Partners, LP

     Clarion                        179,757(2)            *              55,144(5)           132,263(15)             *
     Offshore
     Fund, Ltd.



                                       19


                                                     PERCENTAGE        NUMBER OF
                                                      OF CLASS          SHARES              NUMBER OF           PERCENTAGE OF
                                                     OWNED BY          OF COMMON            SHARES OF         CLASS TO BE OWNED
        NAME OF                                      THE SELLING         STOCK             COMMON STOCK         BY THE SELLING
        SELLING             NUMBER OF SHARES OF      SHAREHOLDER     BEING REGISTERED      TO BE OWNED          SHAREHOLDER
      SHAREHOLDER           COMMON STOCK OWNED       BEFORE THIS        BY THIS              AFTER THIS           AFTER THIS
          (1)               BEFORE THIS OFFERING     OFFERING (3)      PROSPECTUS            OFFERING            OFFERING (7)
      -----------           --------------------     ------------      ----------            --------            ------------


     Provident                      281,917(2)            *             275,724(5)            44,444(16)             *
     Master Fund,
     Ltd.

     Chula                          180,604(2)            *             206,792(5)             2,500(12)             *
     Partners, LP

     Paul Scharfer                  178,104(2)            *             206,792(5)                 0                 *

     Hsia Family                    384,750              1.30%           50,000              334,750(12)            1.13%
     Trust

     Yi Cheng Huang                  70,000               *              70,000                    0                 *

     Hun-May Ley                    122,500               *             122,500                    0                 *

     Hsiu Hui Lee                   175,000               *             175,000                    0                 *

     Charles H.S.                 1,196,408              4.00%          716,408              480,000(12)            1.62%
     Cheung

     TN Capital                      25,800               *              25,800                    0                 *
     Equities, Ltd.

Totals                           14,927,608(2)          28.15%       13,190,422            3,685,261               11.80%


 *   Less than 1%.

(1) Other than Robert C. Ciricilo, who was Vice President-Legal and Business Affairs of the Company from May to December of 2000, and has served since that time as a legal consultant to the Company, neither the selling shareholders nor any of their officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

(2) Includes shares of Common Stock issuable on conversion of the Preferred Stock and shares of Common Stock issuable on exercise of warrants, which warrants are not exercisable until April 21, 2005. Assumes conversion of Preferred Stock held by the selling shareholders as of May 21, 2003 at a conversion price of $1.5686 per share and exercise of all warrants granted to them. The agreements we entered into with the purchasers of Preferred Stock prohibit each such purchaser from converting Preferred Stock or exercising the warrants issued in connection with the sale of Preferred Stock to the extent that, upon such conversion or exercise, such purchaser's and its affiliates' beneficial ownership of the Company's Common Stock (excluding beneficial ownership of Common Stock by virtue of ownership of certain securities or rights to acquire securities that have similar limitations on the right to convert, exercise or purchase) would exceed 4.95% of the total number of shares of Common Stock of the Company then issued and outstanding.

(3) This percentage is calculated using as the numerator, the number of shares of Common Stock included in the prior column and as the denominator, 29,588,556 shares of Common Stock outstanding as of May 21, 2003 plus the number of shares of Common Stock issuable upon the exercise of options, warrants or other convertible securities held by the selling shareholders before this offering. Includes shares of Common Stock issuable on conversion of the Preferred Stock, but excludes shares of Common Stock issuable on exercise of warrants not exercisable within 60 days.

(4) Includes shares of Common Stock issuable on conversion of Convertible Notes. Assumes conversion of debentures held by the selling shareholders as of May 21, 2003 at a conversion price of $2.41 per share. The agreements we entered into with The Tail Wind Fund, Ltd. and Solomon Strategic Holdings, Inc. in connection with the private financing prohibit each such entity from beneficially owning more than an aggregate of 9.9% of our Common Stock each at any time, and each such entity expressly disclaims beneficial ownership of any shares of Common Stock that would cause it to own in excess of 9.9% of our Common Stock.

(5) Pursuant to the terms of the investor rights agreement dated April 21, 2003 with the purchasers indicated on Schedule 1 thereto, we agreed to register for each such selling shareholder a number of shares of Common Stock equal to 130% of the number of shares issuable upon full conversion of the Preferred Stock (at $1.5686 per share) plus 100% of the number of shares of Common Stock issuable upon the exercise of warrants.

(6) Pursuant to the terms of a registration rights agreement dated June 11, 2002 with The Tail Wind Fund, Ltd. and Solomon Strategic Holdings, Inc., we agreed to register for each such selling shareholder a number of shares of Common Stock equal to 130% of the number of shares issuable upon full conversion of the Convertible Notes (at $2.41 per share) plus 100% of the number of shares of Common Stock issuable upon the exercise of warrants. Resale of such shares has been registered on a registration statement filed with, and declared effective by, the Securities and Exchange Commission. Pursuant to the anti-dilutive provisions of the Convertible Notes and a separate agreement with such holders, we have been required to adjust downward the conversion rate of the Notes, resulting in a greater number of shares of Common Stock becoming issuable on conversion. We are registering an additional 1,001,780 shares of our Common Stock in order to remain in compliance with the terms of such registration rights agreement.

(7) This percentage is calculated using as the numerator, the number of shares of Common Stock included in the prior column and as the denominator, 29,588,556 shares of Common Stock outstanding as of May 21, 2003 plus the number of shares of Common Stock issuable upon the exercise of options, warrants or other convertible securities held by the selling shareholder after this offering, assuming the sale by the selling shareholder of all of its shares covered by this prospectus.

(8) Consists of 274,519 shares of Common Stock and the 1,192,767 of the 1,659,751 shares of Common Stock issuable upon the conversion of the Convertible Notes which are not covered by this prospectus. The sale of these shares has been registered under Registration Statement Number 333-96813.

(9) Consists of 29,018 shares of Common Stock and the 298,191 of the 414,938 shares of Common Stock issuable upon the conversion of the Convertible Notes which are not covered by this prospectus. The sale of these shares has been registered under Registration Statement Number 333-96813.

(10) Consists of 100,000 shares of Common Stock and 10,574 shares of Common Stock issuable upon the exercise of warrants.

(11) Consists of 22,000 shares of Common Stock and 50,000 shares of Common Stock issuable upon the exercise of options.

(12) Consists of shares of Common Stock.

(13) Consists of 252,809 shares of Common Stock and 22,222 shares of Common Stock issuable upon the exercise of warrants.

(14) Consists of 46,620 shares of Common Stock and 8,284 shares of Common Stock issuable upon the exercise of warrants.

(15) Consists of 123,979 shares of Common Stock and 8,284 shares of Common Stock issuable upon the exercise of warrants.

(16) Consists of 44,444 shares of Common Stock issuable upon the exercise of warrants. The shareholder has also informed us that it holds a short position of 31,500 shares of Common Stock.


                              PLAN OF DISTRIBUTION

         We are registering the shares of Common Stock on behalf of the selling shareholders. Sales of shares may be made by selling shareholders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the Nasdaq National Market, any other exchange upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of the following:

- a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

- purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

- ordinary brokerage transactions and transactions in which the broker solicits purchases;

-        through options, swaps or derivatives;

-        in privately negotiated transactions;

-        in making short sales or in transactions to cover short sales; and

-        put or call option transactions relating to the shares.

         The selling shareholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

         The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling security holders. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

         The selling shareholders and any broker-dealers that act in connection with the sale of shares may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933 and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the selling shareholders and each selling shareholder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

         The selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

         Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

         Upon being notified by a selling shareholder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

- the name of each such selling shareholder and of the participating broker-dealer(s);

-        the number of shares involved;

-        the initial price at which the shares were sold;

- the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

- that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

-        other facts material to the transactions.

         In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when a selling shareholder notifies us that a donee or pledgee intends to sell more than 500 shares of common stock.

         We are paying all expenses and fees in connection with the registration of the shares. The selling shareholders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

         Wells Fargo Bank Minnesota, N.A., located at P.O. Box 64854, South St. Paul, MN 55164-0854, is the transfer agent and registrar for our common stock.

                                  LEGAL MATTERS

         Certain legal matters with respect to the validity of the issuance of the shares of Common Stock offered by this prospectus have been passed upon on behalf of the Company by Schreck Brignone, Las Vegas, Nevada.


                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2002, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

--------------------------------------------------------------------------------


                                  NEXMED, INC.

                                13,190,422 SHARES

                                  COMMON STOCK


                                ------------------

                                   PROSPECTUS

                                ------------------

                                __________, 2003

--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Expenses to be paid by us in connection with the issuance and distribution of the securities being registered are as follows:

      Registration Fees                                  $ 1,537.00
      Legal Fees and Expenses                             35,000.00*
      Accounting Fees and Expenses                        10,000.00*
      Miscellaneous                                        3,463.00*
                                                           -------
      Total                                              $50,000.00
                                                         ----------
                                                           =======


----------------
         *Estimated

         The selling shareholders will pay none of the expenses incident to the registration of the selling shareholders' shares, except for any selling discounts or commissions paid to brokers or dealers engaged by the selling shareholders and, except, with respect to certain selling shareholders, for their own legal expenses.

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Our officers and directors are indemnified under Nevada law, our Amended and Restated Articles of Incorporation and our By-laws as against certain liabilities. Our Amended and Restated Articles of Incorporation require us to indemnify our directors and officers to the fullest extent permitted from time to time by the laws of the State of Nevada. Our By-laws contain provisions that implement the indemnification provisions of our Amended and Restated Articles of Incorporation.

         Pursuant to Article X of our Amended and Restated Articles of Incorporation and to the extent permitted by the Nevada Revised Statutes, none of our directors or officers shall be personally liable to us or our stockholders for damages for breach of fiduciary duty as a director or officer, except for (1) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (2) the payment of dividends in violation of the applicable statues of Nevada. Pursuant to Article XI of our Amended and Restated Articles of Incorporation, we shall indemnify any and all persons and their respective heirs, administrators, successors, and assignees, who may serve at any time as directors or officers or who at the request of our board of directors may serve or, at any time, have served as directors or officers of another corporation in which we at such time owned or may own shares of stock or which we were or may be a creditor, against any and all expenses, including amounts paid upon judgments, counsel fees and amounts paid in settlement (before or after suit is commenced), actually and reasonably incurred by such persons in connection with the defense or settlement of any claim, action, suit or proceeding which may be asserted against them or any of them, by reason of being or having been a director or officer of us, or of such other corporation.

      Pursuant to Section 8.1 of our By-laws, no officer or director shall be personally liable for any obligations arising out of any of his or her acts or conduct performed for or on our behalf. We shall indemnify and hold harmless each person and his heirs and administrators who shall serve at any time as a director or officer from and against any and all claims, judgments and liabilities to which such persons shall become subject by any reason of his having been a director of officer or by reason of any action alleged to have been taken or omitted to have been taken by him as such director or officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability, including power to defend such person from all suits as provided for under the provisions of the Nevada Revised Statutes; provided, however, that no such person shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. We, our directors, officers, employees and agents shall be fully protected in taking any action or making any payment or in refusing to do so in reliance upon the advice of counsel.

         Section 78.138 of the Nevada Revised Statutes provides that a director or officer will not be personally liable to the corporation and its stockholders unless it is proven that (i) the director's or officer's acts or omissions constituted a breach of his fiduciary duties, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law. The provisions of the Nevada Revised Statutes with respect to limiting personal liability for directors and officers are self-executing and, to the extent the provisions of our Amended and Restated Articles of Incorporation and By-laws would be deemed to be inconsistent therewith, the provisions of the Nevada Revised Statutes will control.

         Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify a present or former director, officer, employee or agent of the corporation, or of another entity which such person is or was serving in such capacity at the request of the corporation made a party to any threatened, pending or completed action, suit or proceeding, except by action by or in the right of the corporation, against expenses, including legal expenses, arising by reason of service in such capacity if such person (i) is not liable pursuant to
Section 78.138 of the Nevada Revised Statutes, or (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of actions brought by or in the right of corporation, indemnification may be made if the person (i) is not liable pursuant to Section 78.138 of the Nevada Revised Statutes, or (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         Section 78.751 of the Nevada Revised Statutes permits any discretionary indemnification under Section 78.7502 of the Nevada Revised Statutes, unless ordered by a court or advanced to a director or officer by the corporation in accordance with the Nevada Revised Statutes, authorized by determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination of indemnification must be made (1) by the stockholders, (2) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding,
(3) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion, or (4) if a quorum consisting of directors who were not parties to the actions, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

         We also maintain directors and officers liability insurance with Admiral Insurance Company with liability limits of $5,000,000 per occurrence and in the aggregate. With some exceptions (fraud and Section 16(b) violations, for example) this coverage extends to most securities law claims.

         In addition, in the agreements that we have entered into with the selling shareholders, we and the selling shareholders agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling shareholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

ITEM 16. EXHIBITS.

Exhibit Number    Description

4.1      Form of Common Stock certificate(1)
4.2      Rights Agreement and Form of Rights Certificate (2)
4.3      Certificate of Designation for Series B 8% Cumulative Preferred
         Stock (3)
4.4      Form of Common Stock Purchase Warrant dated April 21, 2003 (4)
5.1 Opinion of Schreck Brignone regarding the validity of the Common Stock being registered (5)
10.1 Preferred Stock and Warrant Purchase Agreement, dated as of April 21, 2003, between the Company and the Purchasers identified on Schedule 1 to the Purchase Agreement (6)
10.2 Investor Rights Agreement, dated as of April 21, 2003, between the Company and the Purchasers identified on Schedule 1 to the Investor Rights Agreement (7)
23.1     Consent of Schreck Brignone (contained in Exhibit 5.1)
23.2     Consent of PricewaterhouseCoopers LLP
24.1     Form of Power of Attorney

-----------------
(1) Incorporated herein by reference to Exhibit 3.1 to our Registration Statement on Form 10-SB (File No. 0-22245) filed with the Commission on March 14, 1997.

(2) Incorporated herein by reference to Exhibit 4 to our Current Report on Form 8-K filed with the Commission on April 10, 2000.

(3) Incorporated herein by reference to Exhibit 4.1 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003, filed with the Commission on May 14, 2003.

(4) Incorporated herein by reference to Exhibit 4.2 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003, filed with the Commission on May 14, 2003.

(5) To be filed by amendment.

(6) Incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003, filed with the Commission on May 14, 2003.

(7) Incorporated herein by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003, filed with the Commission on May 14, 2003.

Item 17. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or its most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered), and any deviation from the low or high end of the estimated maximum offering range, may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

PROVIDED, HOWEVER, that the undertakings set forth in paragraphs (a)(i) and
(a)(ii) above do not apply if the information required with or furnished to the Securities and Exchange Commission to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

         (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (d) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (f) For the purposes of determining liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Robbinsville, State of New Jersey on this 23rd day of May 2003.

                                            NEXMED, INC.


                                            By:
                                                /s/ Vivian H. Liu
                                                ------------------------------
                                                    Vivian H. Liu
                                                    Vice-President, Acting
                                                    Chief Financial Officer
                                                    and Secretary


         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


               SIGNATURE                                 TITLE                                  DATE
               ---------                                 -----
/s/ Vivian H. Liu                        Vice President, Acting Chief                       May 23, 2003
-----------------                        Financial Officer and Secretary
Vivian H. Liu

        *
-----------------
Y. JOSEPH MO                             Chairman of the Board of                           May 23, 2003
                                         Directors, President
                                         and C.E.O.

        *
-----------------
JAMES L. YEAGER                          Director, Vice-President, R&D and                  May 23, 2003
                                         Business Development
        *
-----------------
ROBERT W. GRACY                          Director                                           May 23, 2003
        *
-----------------
STEPHEN M. SAMMUT                        Director                                           May 23, 2003

        *                                                                                   May 23, 2003
-----------------
RICHARD J. BERMAN                        Director

By: /s/ Vivian H. Liu
   ------------------
      Vivian H. Liu
   (ATTORNEY-IN-FACT)


                                  EXHIBIT INDEX

Exhibit Number                   Description
--------------                   -----------

23.2                             Consent of PricewaterhouseCoopers LLP
24.1                             Form of Power of Attorney